©2012 Integrated Device Technology, Inc.
Proposed PLX Technology Acquisition
May 3, 2012
Filed by Integrated Device Technology, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended
Subject Company: PLX Technology, Inc.
Commission File No. 000-25699

PAGE 2 www.IDT.com
Forward Looking Statements
Investors are cautioned that forward-looking statements in this presentation, including but not limited to statements regarding demand for Company products, anticipated trends in Company sales, expenses and profits and IDT’s expectations for the proposed acquisition of PLX Technology, involve a number of risks and uncertainties that could cause actual results to differ materially from current expectations. Risks include, but are not limited to, global business and economic conditions, fluctuations in product demand, manufacturing capacity and costs, inventory management, competition, pricing, patent and other intellectual property rights of third parties, timely development and introduction of new products and manufacturing processes, dependence on one or more customers for a significant portion of sales, successful integration of acquired businesses and technology, availability of capital, cash flow, the completion of the proposed acquisition of PLX
Technology the timing of the exchange offer and the subsequent merger with PLX Technology, uncertainties as to how many of PLX Technology’s stockholders will tender their shares of common stock in the exchange offer, the risk that competing offers or acquisition proposals will be made, the risk that the exchange offer and the subsequent merger will not close because of a failure to satisfy one or more of the offer closing conditions (including regulatory approvals) and other risk factors detailed in the Company’s SEC filings. The Company urges investors to review in detail the risks and uncertainties in the Company’s SEC filings, including but not limited to the Annual Report on Form
10-K for the fiscal year ended April 3, 2011 and Quarterly Report on Form 10-Q for the quarter ended
January 1, 2012. All forward-looking statements are made as of the date of this release and the
Company disclaims any duty to update such statements.

PAGE 3 www.IDT.com
Additional Info
The exchange offer in connection with the IDT’s proposed acquisition of PLX Technology has not yet commenced. This presentation is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  Any offer will only be made through a prospectus, which is part of a registration statement on Form S-4, as well as a Tender Offer
Statement on Schedule TO, which will contain an offer to purchase, form of letter of transmittal and other documents relating to the exchange offer (collectively, the “Exchange Offer Materials”), each to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by IDT.  In addition, PLX
Technology will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the exchange offer.  IDT and PLX Technology expect to mail the Exchange Offer
Materials, as well as the Schedule 14D-9, to PLX Technology stockholders.  Investors and security holders are urged to carefully read these documents and the other documents relating to the transactions when they become available because these documents will contain important information relating to the exchange offer and related transactions.  Investors and security holders may obtain a free copy of these documents after they have been filed with the SEC, and other annual, quarterly and special reports and other information filed with the SEC by IDT or PLX
Technology, at the SEC’s website at www.sec.gov.  In addition, such materials will be available from
IDT or PLX Technology, or by calling Innisfree M&A Incorporated, the information agent for the exchange offer, toll-free at (877) 456-3463 (banks and brokers may call collect at (212) 750-5833).

PAGE 4 www.IDT.com
Additional Info
Neither PLX nor IDT is asking for stockholders to vote or soliciting proxies in connection with the exchange offer transaction at this time.  Upon consummation of the offer, PLX and IDT may seek votes or proxies in connection with the proposed back-end merger from holders of PLX shares not tendered in the offer.  PLX, IDT and their respective officers and directors therefore may be deemed to be participants in the solicitation of proxies from PLX's stockholders in connection with the proposed merger. A description of certain interests of the directors and executive officers of PLX is set forth in
PLX's Form 10-K/A, Amendment No. 1, in Part III thereof, which was filed with the SEC on April 27,
2012. A description of certain interests of the directors and executive officers of IDT is set forth in IDT's proxy statement for its 2011 annual meeting, which was filed with the SEC on August 1, 2011.  To the extent holdings of either company's securities by their respective directors and certain officers have subsequently changed, such changes have been reflected on Forms 4 filed with the SEC.

PAGE 5 www.IDT.com
Acquisition Value:
•
$7.00 per PLX share or approximately $330 million aggregate equity value based on the closing stock prices on April 27, 2012
Consideration for
Outstanding Shares:
•
$3.50 in cash and 0.525 shares of IDT common stock for each PLX common share outstanding
•
Cash portion to be funded through existing cash balances and debt facility
Transaction
Structure:
•
Two-step transaction: Exchange offer followed by a merger of an IDT subsidiary into PLX which, if certain conditions are met including the issuance of a tax opinion by PLX’s counsel, will be immediately followed by a merger of PLX into an LLC wholly owned by IDT
•
If second merger occurs, the transaction is intended to result in PLX stockholders being taxed on gain only to the extent of cash received
Estimated Synergies:
•
Projected to be in excess of $35 million of estimated annual cost synergies achieved by fiscal year
2014
Accretion:
•
Expected to be accretive to non-GAAP earnings by the third quarter of fiscal year 2013 (assuming transaction closes during first quarter of fiscal year 2013)
Closing Conditions:
•
Tender in the exchange offer by PLX stockholders of shares representing at least a majority of the outstanding shares of PLX common stock on a fully diluted basis
•
Other customary closing conditions (including regulatory approval)
Anticipated Closing:
•
As early as second quarter of calendar year 2012 (IDT’s first fiscal quarter 2013)
Proposed Acquisition Summary

PAGE 6 www.IDT.com
Compelling Strategic Acquisition
Expands IDT’s portfolio of data center interconnect solutions in our core enterprise computing business
Highly complementary product and technology portfolios
enable IDT to deliver system-level connectivity solutions for customers
Expands IDT’s customer base globally
Adds excellent technical talent and systems expertise
Delivers benefits of scale and expanded market presence
Serves as a foundation for growth in data center interconnects

©2012 Integrated Device Technology, Inc. About PLX Technology

PLX Connectivity Solutions
Data Center/Cloud
Data Center/Cloud
PCI Express
Move, Control and Store within the Box
PCI Express
Move, Control and Store within the Box
PCI Express
Switches & Bridges
PCI Express
Switches & Bridges
10 Gigabit Ethernet
LAN – Moving between Boxes
10 Gigabit Ethernet
LAN – Moving between Boxes
Networking
10GBase-T PHYs
Networking
10GBase-T PHYs
Connectivity
USB & PCI Bridges,/Controllers
Storage Controllers, UARTs
Connectivity
USB & PCI Bridges,/Controllers
Storage Controllers, UARTs
PAGE 8 www.IDT.com
….Connecting Everything Else
Supporting other standards….USB, PCI, SATA
Embedded &
Embedded &
Consumer
Consumer
1
Source: March 2012 Roth Capital Conference Presentation

PAGE 9 www.IDT.com
Solutions for the Data Center
2
PCI Express
Designs with all Market
Leaders
$225M, 15M units, 50M
Ports Shipped
Gen 2 (5Gbps) in
Production since 2009
Gen 3 (8Gbps) first to
Production
Fabric Support
10 Gigabit Ethernet
New Growth Vector for
Data Center & PLX
Designs with Market
Leaders
40nm in Production
28nm in Development
PCI Express
Switches & Bridges
Networking
10GBase-T PHYs
Connectivity
USB & PCI Bridges,/Controllers
Storage Controllers, UARTs

Source: March 2012 Roth Capital Conference Presentation

Data Center Trends Driving Opportunity
PAGE 10 www.IDT.com
Virtualization More Efficient Servers Driving
I/O Bandwidth up
10G Ethernet
& 32G ExpressFabric
Multi-Core CPUs More Powerful Servers Driving
I/O Bandwidth Up
10G Ethernet
& 32G ExpressFabric
I/O Convergence FCOE needing 10G 10G Ethernet
SSD Growth PCI Express I/O of Choice PCI Express Switches
New Mega Centers for
Cloud Services/Social
Networks
Pursuing New Technologies to
Increase Performance, Reduce
Power & Costs.  Legacy not as
Important.
ExpressFabric within the Rack &
10G for rest of Network
Trend
Impact
3
Source: March 2012 Roth Capital Conference Presentation

IDT

DELL ORACLE
hp invent IBM FUJITSU

hp invent EMC²
NEC NetApp
EMULEX FUSION-io

CISCO Juniper NETWORKS
HUAWEI hp invent H3C

PAGE 11 www.IDT.com
Data Center/Cloud
Data Center/Cloud
PLX in the Cloud Today

Switches
& Routers
PCIe & 10G Today
Servers
PCIe Today
10G Developing
Storage
PCIe Today
10G in Future
4 Source: March 2012 Roth Capital Conference Presentation

PAGE 12 www.IDT.com
PLX Revenue Profile

47%
39%
13%
1%
53%
30%
11%
3%
•
PCI Express (PCIe) revenue grew 13% from CY10 to CY11
•
Connectivity – PCI, USB high margin legacy business
•
Storage – announced wind down in Q4 calendar 2011, in harvest mode
•
Networking – 10 gigabit Ethernet Phy
3%
CY11 $116M
CY10 $117M
PCIe
Storage
Connectivity
Networking
Networking IP
Networking Storage
PCIe Connectivity
5 Source: March 2012 Roth Capital Conference Presentation

PAGE 13 www.IDT.com
Strong Financial Rationale
Projected to add $100M+ of annual revenue
Product gross margins comparable to IDT’s corporate average
Expected to be meaningfully accretive to non-GAAP earnings
after integration
•
Acquisition expected to be accretive to non-GAAP earnings by the third fiscal quarter of 2013 (see note 1)
•
Projected cost synergies expected to be in excess of $35 million annually beginning in fiscal 2014 (see note 1)
Increased scale and expected cost savings are anticipated to:
•
lower combined non-GAAP operating expenses,
•
generate significant operating margin expansion and
•
accelerate the timing to achieve IDT’s target operating model
Note 1: Anticipated synergy savings based on an assumed closing in the second calendar quarter of 2012

PAGE 14 www.IDT.com
Material Synergies
Tangible and Achievable Expense Synergies
Note 1: Anticipated synergy savings based on an assumed closing in the second calendar quarter of 2012
Fiscal 2013 pre-tax expense
synergies > $15 million (Note 1)
Expect full realization of expense
synergies in fiscal 2014 in excess
of $35 million annualized (Note 1)
One-time restructuring cost of
$8M to $12M
Meaningful tax benefits over time,
beginning in fiscal 2013
Projected expense synergies
Manufacturing efficiencies
Operational footprint
consolidation
Significant R&D savings
(including savings from exiting
non-strategic 10 Gigabit
Ethernet business)
Public company expenses and
duplicative corporate functions

PAGE 15 www.IDT.com
Compelling for value creation
Transaction expected to be meaningfully accretive to Non-GAAP earnings after integration
Anticipate enhanced operating margins, free cash flow and Non-GAAP earnings in year 1
Projected base run-rate cost synergies in excess of $35 million annually beginning in fiscal 2014
Expected to be earnings accretive in third quarter of fiscal 2013 and with more significant accretion by fiscal year 2014
Accelerates Path to Target Financial Model
Non-GAAP* FY12 IDT
FY12
Pro Forma
IDT  with
PLX**
Target
Model
@ 20% Op
Margin
Commentary
Revenue $527M $640M $725M The transaction is projected to add $100M+ of annual revenue
As % of sales
Gross margin 57% 57% 59% Product GMs are comparable to IDT’s corporate average, with potential upside of additional
manufacturing cost synergies
Operating expenses 45% 43% 39% Synergies anticipated to lower both R&D and SG&A as percent of sales
Operating margin 12% 14% 20% Anticipated accelerated margin expansion
* Gross margin, operating expenses and operating margin are Non-GAAP.  See IDT’s year end fiscal 2012 earnings press release dated April 30, 2012 for reconciliation of Non-GAAP results to the most directly comparable GAAP financial measures
** FY12 Pro Forma IDT with PLX assumes base run-rate synergy savings of $35 million

PAGE 16 www.IDT.com
Synergy Savings Illustration
PLX amounts per PLX reported non-GAAP financials
Synergy savings per IDT estimates
~$17M Teranetics
Elimination of public company expenses
Significant projected reduction of other selling and G&A expenses
Potential manufacturing cost savings
* Gross margin, operating expenses and operating margin are Non-GAAP.  See IDT’s year end fiscal 2012 earnings press release dated April 30, 2012 for reconciliation of Non-GAAP results to the most directly comparable GAAP financial measures
LTM PLX Pro Forma
Non-GAAP* PLX Projected Pro Forma IDT IDT/PLX
[IDT FY12] Synergies FY12 FY12 Combined
Revenue 113,127 113,127 526,700 639,827
COGS 48,931 48,931
Gross Profit 64,196 2,000 66,196 298,600 364,796
Gross Margin % 57% 59% 57% 57%
Operating Exp 74,136 -34,000 40,136 237,600 277,736
% of sales 66% 35% 45% 43%
Operating Profit -9,940 -36,000 26,060 61,000 87,060
Operating Margin% -9% 23% 12% 14%

PAGE 17 www.IDT.com
Target Integration Plan
Full integration of the business – PLX will become a part of IDT’s Enterprise
Computing Division, which develops advanced semiconductor solutions for memory, server and I/O subsystems in data centers
Proven integration experience by the IDT management team
Projected integration expected to be similar to 2009 Tundra acquisition
Straight-forward incorporation into IDT’s systems and structure
Achieved over 100% of targeted synergy cost savings
Over $20M reduction in operating expense
Represented approximately 60% of Tundra’s total pre-deal op expenses
Apply IDT’s disciplined processes focused on sustainable shareholder value creation to sharpen portfolio to balance short and longer term revenue growth
–
eliminate select unprofitable efforts
Develop future product roadmap leveraging PLX’s expertise
Continue to foster research and development excellence
Rationalization of overlapping infrastructure, R&D spending and sales and marketing effort